Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-          ) and related Prospectus of TetraLogic Pharmaceuticals Corporation for the registration of up to $150,000,000 of its common stock, preferred stock, debt securities, warrants, units and subscription rights and to the incorporation by reference therein of our report dated March 19, 2014, with respect to the financial statements of TetraLogic Pharmaceuticals Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

Philadelphia, PA
January 2, 2015